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                                                               Exhibit 99.(a)(3)

                            [LOGO]
                                     EQUITY

                RESIDENTIAL PROPERTIES TRUST

                               November 23, 1999

TO:        UNITHOLDERS OF KRUPP REALTY LIMITED PARTNERSHIP-V
SUBJECT:   OFFER TO PURCHASE UNITS FOR $675 PER UNIT IN CASH

    As described in the enclosed Offer to Purchase and related Letter of Transmittal (collectively, the "Offer"), ERP OPERATING LIMITED PARTNERSHIP (the "Purchaser") is offering to purchase up to 23,584 Units of investor limited partnership interest (the "Units") in KRUPP REALTY LIMITED PARTNERSHIP-V, a Massachusetts limited partnership (the "Partnership") at a purchase price equal to:

                                 $675 per Unit

    The Purchaser is in the business of acquiring, owning and operating multi-family properties. It currently controls 1,073 multi-family properties in 35 states, consisting of 228,501 units.

    The Offer provides Unitholders with an opportunity to liquidate all, or a portion of, its investment in KRUPP REALTY LIMITED PARTNERSHIP-V.

    A tendering unitholder will not be required to pay any expenses, except any personal income tax on the sale of the tendered Units, if any, in connection with the tendering of its Units to the Purchaser. The Purchaser will pay any and all other fees, commissions, charges and expenses incurred in connection with the Offer.

    Please consider the following additional points in evaluating the Offer:

    - FAST, COMMISSION-FREE SALE. The Offer provides a Unitholder with the opportunity to sell its Units without the commission costs (generally, up to 10% of the sales price, subject to a $150-$200 minimum commission per trade) paid by the seller in typical secondary market sales. With secondary market matching services, the process to sell the Units will not even begin until an interested buyer can be found, which cannot be assured and can take days, weeks or even months.

    - ELIMINATION OF RETIREMENT ACCOUNT FEES. If a Unitholder sells its Units, 2000 could be the final year in which it would incur fees for its IRA or retirement account. Many custodians will not allow the transfer of limited partnership units into new retirement accounts. While many investors have consolidated their retirement accounts and taken advantage of custodial services offered through discount brokerage firms, they may have had to maintain separate retirement accounts for limited partnership units because of custodial restrictions on the transfer of such units. Once the Offer Price is sent directly to a Unitholder's retirement account, it is free to consolidate its retirement accounts or transfer the funds to a custodian that offers lower fees.

    - ELIMINATION OF K-1 TAX FILINGS.   If a Unitholder sells its Units now,
      2000 will be the final year for which it receives a K-1 tax form from the Partnership. Many investors who have tax professionals prepare their taxes find the cost of filing K-1s to be burdensome, particularly if more than one limited partnership is owned.

    - ILLIQUID UNITS. The relative illiquidity of the Units resulting from the absence of a formal trading market means the Units are difficult to sell.
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    After carefully reading the enclosed Offer, if you elect to tender your
Units, mail (using the enclosed pre-addressed, postage paid envelope) or telecopy a duly completed and executed copy of the Letter of Transmittal (the green form) and any other documents required by the Letter of Transmittal, to the Depositary at:

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By Hand or Overnight Courier:          By Mail:

MMS Escrow and Transfer Agency, Inc.   MMS Escrow and Transfer Agency, Inc.
1845 Maxwell St., Suite 101            P.O. Box 7090
Troy, MI 48084                         Troy, MI 48007-7090

By Facsimile: (248) 614-4536
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    If you have any questions or need assistance, please call the Depositary at
(888) 292-4264.

             This Offer expires (unless extended) January 12, 2000.